As confidentially submitted to the Securities and Exchange Commission on June 25, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein is strictly confidential.

Registration No.333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FATPIPE, INC.
(Exact name of registrant as specified in its charter)

Utah	7372	27-1113325
(State or another jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

392 East Winchester Street, Fifth Floor

Salt Lake City, Utah 84107

(801) 281-3434

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Ragula Bhaskar

FatPipe, Inc.

392 East Winchester Street, Fifth Floor

Salt Lake City, Utah 84107

(801) 281-3434

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses:

●	a base prospectus, which covers the offering, issuance and sale by the registrant of up to a maximum aggregate offering price of $20,000,000 of the registrant’s common stock and/or debt securities from time to time in one or more offerings; and

●	an “at-the-market” offering prospectus supplement covering the offering, issuance and sale by us of up to a maximum aggregate offering price of $10,000,000 of shares of our common stock that may be issued and sold under an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”).

The prospectus immediately follows this explanatory note. The specific terms of any securities to be offered pursuant to the prospectus will be specified in a prospectus supplement to the prospectus. The “at-the-market” offering prospectus supplement immediately follows the prospectus. The $10,000,000 of shares of our common stock that may be offered, issued and sold under the “at-the-market” offering prospectus supplement is included in the $20,000,000 of securities that may be offered, issued and sold by us under the prospectus. Upon termination of the Sales Agreement with Wainwright, any portion of the $10,000,000 included in the “at-the-market” offering prospectus supplement that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the prospectus and a corresponding prospectus supplement, and if no shares are sold under the Sales Agreement, the full $20,000,000 of securities may be sold in other offerings pursuant to the prospectus and a corresponding prospectus supplement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION,	PROSPECTUS
DATED JUNE 25, 2026

FATPIPE, INC.

$20,000,000

Common Stock

Debt Securities

We may from time to time, in one or more offerings at prices and on terms that we will determine at the time of each offering, sell common stock or debt securities or a combination of these securities, for an aggregate initial offering price of up to $20,000,000. This prospectus describes the general manner in which our securities may be offered using this prospectus. Each time we offer and sell securities, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be sold on a continuous or delayed basis directly to or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For additional information on the methods of sale, please see the section titled “Plan of Distribution” beginning on page 8 of this prospectus. If agents, underwriters or dealers are used to sell the securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of those securities and the net proceeds we expect to receive from that sale will also be set forth in a prospectus supplement. We may not sell any securities under this prospectus without delivery of the applicable prospectus supplement.

You should read this document and any prospectus supplement or amendment carefully before you invest in our securities.

Our shares of common stock, no par value, are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FATN.” On June 23, 2026, the closing price for our common stock, as reported on Nasdaq, was $5.455 per share. Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

As of June 23, 2026, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $60,061,639 based on 7,545,432 shares of common stock held by non-affiliates and a per share price of $7.96 based on the closing sale price of our common stock on Nasdaq on May 29, 2026, which was the highest closing price of our common stock within the last 60 days prior to the date of this filing. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement, of which any prospectus supplement forms a part, in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” contained in this prospectus beginning on page 3 and any applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June [__], 2026.

i

ABOUT THIS PROSPECTUS

THIS PROSPECTUS MAY NOT BE USED TO OFFER AND SELL SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

This prospectus is part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell up to $20,000,000 of our common stock or debt securities or a combination of both in one or more offerings from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide one or more prospectus supplements that will contain specific information about the terms of the offering. The applicable prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” beginning on page 11 of this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus, the accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in the accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

As permitted by SEC rules and regulations, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. This prospectus also contains summaries of certain provisions of the documents described herein, but all summaries are qualified in their entirety by reference to the actual documents. You may read the registration statement and the other reports we file with the SEC, and you may obtain copies of the actual documents summarized herein (if and when filed with the SEC), at the SEC’s website or at its offices described in the section of this prospectus titled “Where You Can Find More Information.”

Unless the context otherwise requires, references to “FatPipe,” the “Company,” “we,” “us” and “our” refer to FatPipe, Inc., and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus or incorporated by reference in this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, the accompanying prospectus supplement and any related free writing prospectus, including the risks of investing in our securities discussed under the sections titled “Risk Factors” incorporated by reference into this prospectus and contained in the accompanying prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus and the applicable prospectus supplement. You should also carefully read the other information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Company Overview

FatPipe, Inc. was incorporated in Utah on October 14, 2009. FatPipe is a leading developer of enterprise-class, application-aware, secure software-defined wide area network (“SD-WAN”) solutions and single stack cybersecurity solutions for organizations, including enterprises, communication service providers, security service providers, government organizations, and other middle-market companies.

FatPipe holds thirteen software and technology patents, which it leverages through an integrated suite of software solutions to offer our customers a reliable, accelerated, and secure platform to support mission-critical applications running on cloud, hybrid cloud, and on-premises networks. Its core offerings include SD-WAN, secure access service edge (“SASE”), single stack cybersecurity (“Cybersecurity”), and network monitoring service (“NMS”) software solutions, each of which is typically offered to customers as a subscription service. These solutions address a broad set of network management needs and include an integrated set of capabilities designed to manage multi-line network traffic and routing.

FatPipe sells in geographies around the world, with its largest customer populations located in the United States and South Asia. It plans to continue expanding its presence throughout North America and parts of Southeast Asia.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Our business, financial condition or results of operations could be materially and adversely affected by the materialization of any of these risks. The trading price of our securities could decline due to the materialization of any of these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described in the documents incorporated herein by reference, including (i) our most recent Annual Report on Form 10-K, which we filed with the SEC on May 18, 2026 and is incorporated herein by reference, and (ii) other documents we file with the SEC that are deemed incorporated by reference into this prospectus, including our Quarterly Reports on Form 10-Q.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement, any related free writing prospectus, and the information incorporated by reference herein and therein contain express or implied statements that are based on our management’s belief and assumptions and on information currently available to our management are considered forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts are forward-looking statements, including statements regarding our future results of operations or of our financial position, business strategy, plans and objectives of management for future operations, or state other forward-looking information. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

These forward-looking statements are neither promises nor guarantees of future performance and relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control, that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements, including, without limitation the risk factors and cautionary statements described in other documents that we file from time to time with the SEC, specifically under “Item 1A. Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K and the section of the accompanying prospectus supplement entitled “Risk Factors,” as may be updated by our subsequent Quarterly Reports on Form 10-Q and other filings we make with the SEC.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and are not guarantees of future performance. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this prospectus or the respective dates of documents incorporated by reference herein that include forward-looking statements.

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USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including working capital.

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses of the net proceeds to be received upon the consummation of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, or other securities.

DESCRIPTION OF CAPITAL STOCK

The rights of our stockholders are governed by Utah law, our Articles of Incorporation, as amended (our “Articles of Incorporation”) and our Bylaws. The following briefly summarizes the material terms of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this filing. For more information, see the section titled “Where You Can Find More Information.”

Authorized Capital Stock

Under our charter, our authorized capital stock consists of 50,000,000 shares of common stock, no par value.

Common Stock

Under our Articles of Incorporation, as amended and restated, to which we refer as our “charter,” our currently authorized capital stock consists of 50,000,000 shares of common stock, no par value. As of June 23, 2026, we had 14,025,468 shares of common stock outstanding.

Anti-Takeover Effects of Utah Law and Our Articles of Incorporation and Bylaws

The provisions of Utah law, our Articles of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors (our or the “Board”). We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

The following provisions of our Articles of Incorporation and Bylaws could have the effect of delaying or discouraging another party from acquiring control of us and could encourage persons seeking to acquire control of us to first negotiate with our Board:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the right of our Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director;

●	the ability of our Board to alter our Bylaws without obtaining stockholder approval, except to the extent our Articles of Incorporation, Bylaws, or the Utah Revised Business Corporation Act (the “UBCA”) reserve this power exclusively to the stockholders in whole or in part, and provided the Board may not adopt, amend, or repeal a bylaw that fixes a stockholder quorum or voting requirement that is greater than that required by the UBCA; and

●	the requirement that a special meeting of stockholders may be called only by either (i) the President of the Company; (ii) our Board, or (iii) the President at the request of the holders of not less than one tenth of all outstanding votes entitled to be cast on any issue at the meeting, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc.

Stock Market Listing

Our shares of common stock are listed on Nasdaq under the symbol “FATN.”

Indemnification of Directors and Officers

FatPipe, Inc. is incorporated under the laws of the State of Utah. Section 16-10a-902 of the UBCA provides that, unless limited by its articles of incorporation, a Utah corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation, against reasonable expenses incurred by the director in connection with the proceeding. Section 16-10a-902 of the UBCA provides that a corporation may indemnify an individual, who is a party to a proceeding because the individual is a director, against liability incurred in the proceeding if: (a) the director conducted himself or herself in good faith; (b) he or she reasonably believed that his or her conduct was in, or not opposed to, the corporation’s best interests; and (c) in the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful. In addition, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation: (i) to the same extent as a director; and (ii) if he or she is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for: (A) liability in connection with a proceeding by or in the right of the corporation other than for expenses incurred in connection with the proceeding; or (B) liability arising out of conduct that constitutes: (I) receipt by the officer of a financial benefit to which he is not entitled; (II) an intentional infliction of harm on the corporation or the stockholders; or (III) an intentional violation of criminal law.

Our Articles of Incorporation and Bylaws include provisions requiring us to indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason that he or she, or his or her testator or intestate, is or was a director or officer of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company, but the Articles of Incorporation provide that such limitation of liability does not extend to (a) the amount of a financial benefit received by a director to which he or she is not entitled, (b) an intentional infliction of harm on the Company, or (c) a violation of Section 16-10a-842 of the UBCA.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities under the Securities Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that it is the opinion of the SEC that such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

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DESCRIPTION OF DEBT SECURITIES

Debt securities may be offered separately or together with other securities. We reserve the right to set forth in a prospectus supplement specific terms of the debt securities that are not within the parameters set forth in this prospectus.

The debt securities will be direct obligations of FatPipe and may be guaranteed by an affiliate or associate of FatPipe. The debt securities may be senior or subordinated indebtedness of FatPipe and may be secured or unsecured, all as described in the relevant prospectus supplement. In the event of the insolvency or winding up of FatPipe, our subordinated indebtedness, including the subordinated debt securities, will be subordinate in right of payment to the prior payment in full of all our other liabilities (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

The debt securities may be issued under one or more trust indentures (each, a “Trust Indenture”), in each case between us and a trustee (each, an “Indenture Trustee”). The statements made hereunder relating to any Trust Indenture and the debt securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each Trust Indenture may provide that debt securities may be issued thereunder up to the aggregate principal amount, which may be authorized from time to time by us.

The particular terms of each issue of debt securities will be described in the related prospectus supplement. Such description will include, where applicable:

a)	the designation, aggregate principal amount and authorized denominations of such debt securities;

b)	the currency or currency units for which the debt securities may be purchased and the currency or currency unit in which the principal and any interest is payable;

c)	the percentage of the principal amount at which such debt securities will be issued;

d)	the date or dates on which such debt securities will mature;

e)	the rate or rates per annum at which such debt securities will bear interest (if any), or the method of determination of such rates (if any);

f)	the dates on which any such interest will be payable and the record dates for such payments;

g)	if applicable, the Indenture Trustee of the debt security under the Trust Indenture pursuant to which the debt securities are to be issued;

h)	the designation and terms of any securities with which the debt securities will be offered, if any, and the number of debt securities that will be offered with each security;

i)	whether the debt securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;

j)	whether such debt securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

k)	any exchange or conversion terms;

l)	whether the debt securities will be subordinated to our other liabilities and, if so, to what extent;

m)	the material tax consequences of owning the debt securities, if any; and

n)	any other material terms and conditions of the debt securities.

Debt securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

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PLAN OF DISTRIBUTION

We may sell securities:

●	through underwriters;

●	through dealers;

●	through agents;

●	directly to purchasers;

●	in “at the market” offerings, within the meaning of the Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise; or

●	through a combination of any of these methods or any other method permitted by law.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders.

We may directly solicit offers to purchase securities, or we may designate agents to solicit these offers. In the prospectus supplement relating to such an offering, we will name any agent that could be viewed as an underwriter under the Securities Act and describe any commissions that we must pay to any such agent. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions:

●	at a fixed price, or prices, which may be changed from time to time;
●	at market prices prevailing at the time of sale;
●	at prices related to such prevailing market prices; or
●	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

●	the names and addresses of the agent or any underwriters, dealers, or agents;

●	the public offering or purchase price and the proceeds to us from the sale, if any;

●	any over-allotment options under which underwriters may purchase additional securities from us

●	any discounts and commissions to be allowed or paid to the agent or underwriters;

●	all other items constituting underwriting compensation;

●	any public offering price, any discounts or concessions and commissions to be allowed or paid to dealers; and

●	any securities exchanges or market on which the securities offered in the prospectus supplement may be listed.

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If any underwriters or agents are used in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement, equity distribution agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased. Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement. Any underwritten offering may be on a best efforts or a firm commitment basis.

In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities with an additional underwriting commission, as may be set forth in the accompanying prospectus supplement. If we grant any such option, the terms of such option will be set forth in the prospectus supplement for such securities.

If a dealer is used in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us. Agents, underwriters, dealers and other persons may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq, or listed on the exchange where our common stock is then listed, subject where applicable, to official notice of issuance and where applicable, subject to the requirements of the exchange (which in some cases require stockholder approval for any transactions which would result in the issuance of 20% or more of our then outstanding shares of common stock or voting rights representing 20% or more of our then outstanding shares of stock). We may elect to list any series of debt securities or preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

The aggregate proceeds to us from the sale of our securities will be the purchase price of our securities less discounts or commissions, if any. We reserve the right to accept and, together with our agents from time to time, to reject, in whole or in part, any proposed purchase of our securities to be made directly or through agents.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

●	the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that institution is subject; and

●	if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts.

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Offered securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with their remarketing of offered securities.

Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates in the ordinary course of business.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. Specifically, any underwriters may over-allot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be discontinued at any time.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. The applicable prospectus supplement may provide that the original issue date for your securities may be more than one scheduled business day after the trade date for your securities. Accordingly, in such a case, if you wish to trade securities on any date prior to the first business day before the original issue date for your securities, you will be required, by virtue of the fact that your securities initially are expected to settle in more than one scheduled business day after the trade date for your securities, to make alternative settlement arrangements to prevent a failed settlement. The securities may be new issues of securities and may have no established trading market. The securities may or may not be listed on a national securities exchange. We can make no assurance as to the liquidity of or the existence of trading markets for any of the securities.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

10

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the offering and the validity of the securities offered by this prospectus, and any supplement thereto, will be passed upon by Sichenzia Ross Ference Carmel LLP, New York, New York. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of March 31, 2026 and 2025, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Suri & Co. Chartered Accountants, an independent registered public accounting firm, as set forth in the report thereon, and is incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act and does not contain all of the information set forth or incorporated by reference in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus for a copy of such contract, agreement or other document. Neither we nor any agent, underwriter or dealer has authorized any person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered by this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet on the SEC’s website at http://www.sec.gov.

Copies of certain information filed by us with the SEC are also available on our website at https://www.fatpipeinc.com. The information contained in or accessible from our website is not a part of this prospectus, nor is such information incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities. We have included our website address in this prospectus solely as an inactive textual reference.

11

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC instead of having to repeat the information in this prospectus. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

●	our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the SEC on May 18, 2026;

●	our Current Reports on Form 8-K filed with the Commission on May 18, 2026, and;

●	the description of our common stock contained in the prospectus on Form 424B4 (File No: 333-280925) filed with the Commission on April 9, 2025.

We also incorporate by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of this prospectus but prior to the termination of the offerings covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules (unless we specifically state in such furnished material that such document or information is incorporated into the registration statement of which this prospectus is a part).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the report or documents incorporated by reference, including exhibits to these documents. Any such request may be made by writing or calling us at the following mailing address or phone number:

FatPipe, Inc.

392 East Winchester Street, Fifth Floor, Salt Lake City, UT 84107

(801) 281-3434

12

FATPIPE, INC.

$20,000,000

Common Stock

Debt Securities

PROSPECTUS

June [__], 2026

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2026

PROSPECTUS SUPPLEMENT

(To Prospectus dated June [__], 2026)

FATPIPE, INC.

Up to $10,000,000

Common Stock

On June [ ], 2026, FatPipe, Inc. entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright” or the “Sales Agent”), relating to shares of our common stock, no par value (“Common Stock”) offered by this prospectus supplement and the accompanying base prospectus. In accordance with the terms of the Sales Agreement, from time to time we may offer and sell shares of our Common Stock through Wainwright acting as sales agent or principal. Pursuant to this prospectus supplement and the accompanying prospectus, from time to time we may offer and sell shares of our Common Stock having an aggregate offering price of up to $10,000,000.

Sales of shares of our Common Stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Capital Market (“Nasdaq”), the existing trading market for our Common Stock, or any other existing trading market in the United States for shares of our Common Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Subject to terms of the Sales Agreement, the Sales Agent is not required to sell any specific number or dollar amounts of securities but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the Sales Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Sales Agent will be entitled to compensation under the terms of the Sales Agreement at a commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of shares of our Common Stock on our behalf, the Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agent against certain liabilities, including liabilities under the Securities Act. See the section titled “Plan of Distribution” on page S-7 of this prospectus supplement. This offering pursuant to this prospectus supplement and the accompanying prospectus will terminate upon the termination by us or the Sales Agent of the Sales Agreement pursuant to its terms.

On June 23, 2026, the last reported sale price of our common stock on the Nasdaq was $5.455 per share.

As of June 23, 2026, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $60,061,639, based on 7,545,432 shares of common stock held by non-affiliates and a per share price of $7.96 based on the closing sale price of our common stock on Nasdaq on May 29, 2026,  which was the highest closing price of our common stock within the last 60 days prior to the date of this filing. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement, of which any prospectus supplement forms a part, in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3.

We are an “emerging growth company” and a “smaller reporting company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company disclosure requirements for this prospectus supplement and future filings. See the section of this prospectus supplement entitled “prospectus supplement Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company”.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” OF THIS PROSPECTUS SUPPLEMENT, AND UNDER SIMILAR HEADINGS IN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this Prospectus Supplement is June [ ], 2026.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying base prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may offer shares of our Common Stock having an aggregate offering price of up to $20 million. Under this prospectus supplement, from time to time, we may offer shares of our Common Stock having an aggregate offering price of up to $10,000,000 at prices and on terms to be determined by market conditions at the time of each such offering.

This document is in two parts. The first part is the accompanying base prospectus, or the prospectus, which gives more general information about the Company, some of which may not apply to the Common Stock. The second part is this prospectus supplement, which describes the specific terms of the offering and Common Stock and the method of distribution of the Common Stock. Both documents contain important information you should consider when making your investment decision. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the offering. If information in this prospectus supplement is inconsistent with the prospectus or the information incorporated by reference in the prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information about us to which we refer you in the sections of this prospectus supplement titled “Where You Can Find Additional Information” and “Incorporation by Reference”.

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein. In addition, this prospectus supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed and incorporated by reference into the registration statement of which this prospectus supplement forms a part, and you may obtain copies of those documents as described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” Information contained in later-dated documents incorporated by reference will automatically supplement, modify or supersede, as applicable, the information contained in this prospectus supplement, the accompanying prospectus or in earlier-dated documents incorporated by reference.

We have not, and Wainwright has not, authorized anyone to provide you with information that is different from that contained in this prospectus supplement, the accompanying base prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our securities, you should not rely upon any information other than the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus supplement and the accompanying base prospectus nor the sale of our securities means that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is correct after the date of the respective dates of such documents.

For investors outside the United States: We have not, and Wainwright has not, taken any action that would permit this offering or possession or distribution of this prospectus supplement or the accompanying base prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus supplement or the accompanying base prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. See the section entitled “Plan of Distribution” in this prospectus supplement.

Except as otherwise indicated, references in this prospectus supplement to the “Company,” “FatPipe,” “we,” “us” and “our” refer to FatPipe, Inc.

S-1

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in other parts of this prospectus supplement and in the documents we incorporate by reference. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement. You should read all such documents carefully, especially the risk factors and our consolidated financial statements and the related notes included or incorporated by reference in this prospectus supplement, before deciding to buy shares of our common stock.

Our Business

FatPipe, Inc. was incorporated in Utah on October 14, 2009. FatPipe is a leading developer of enterprise-class, application-aware, secure software-defined wide area network (“SD-WAN”) solutions and single stack cybersecurity solutions for organizations, including enterprises, communication service providers, security service providers, government organizations, and other middle-market companies.

FatPipe holds thirteen software and technology patents, which it leverages through an integrated suite of software solutions to offer our customers a reliable, accelerated, and secure platform to support mission-critical applications running on cloud, hybrid cloud, and on-premises networks. Its core offerings include SD-WAN, secure access service edge (“SASE”), single stack cybersecurity (“Cybersecurity”), and network monitoring service (“NMS”) software solutions, each of which is typically offered to customers as a subscription service. These solutions address a broad set of network management needs and include an integrated set of capabilities designed to manage multi-line network traffic and routing.

FatPipe sells in geographies around the world, with its largest customer populations located in the United States and South Asia. It plans to continue expanding its presence throughout North America and parts of Southeast Asia.

Corporate Information

Our registered corporate address is 392 E Winchester St, Fifth Floor, Salt Lake City, UT 84107 and our corporate website is https://fatpipeinc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this registration statement of which this prospectus forms a part. We make available, free of charge, through our website, by way of a hyperlink to a third-party site that includes filings we make with the SEC website (www.sec.gov), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports electronically filed or furnished pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained on, connected to or that can be accessed via our website is not, and shall not be deemed to be incorporated by reference into this prospectus supplement. In addition, the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Additional Information

You should rely only on the information contained in this prospectus supplement or incorporated herein by reference. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement filed with the SEC or incorporated herein by reference. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this document, regardless of the time of delivery of this prospectus supplement or any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since the date hereof.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies. These exceptions include:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

S-2

THE OFFERING

Common Stock offered by us pursuant to this prospectus supplement	Shares of our Common Stock having an aggregate offering price of up to $10,000,000.

Common Stock to be outstanding immediately after this offering	Up to 15,858,648 shares (as more fully described in the notes following this table), assuming sales of 1,833,180 shares of Common Stock in this offering at an offering price of $5.455 per share, which was the last reported sale price of our Common Stock on Nasdaq on June 23, 2026. The actual number of shares of Common Stock issued will vary depending on the sales price under this offering.

Manner of Offering	“At the market offering” that may be made from time to time on Nasdaq or other market for our common stock in the United States through or to the Sales Agent. See the section entitled “Plan of Distribution” on page S-7 of this prospectus supplement for additional information.

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes or potential acquisitions. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our Common Stock.

Nasdaq Capital Market Symbol	“FATN”

The number of shares of Common Stock to be outstanding immediately after this offering is based on 14,025,468 shares of Common Stock outstanding as of June 24, 2026,

S-3

RISK FACTORS

Investing in our securities involves a risk of loss. Before investing in our securities, you should carefully consider the risk factors described under “Risk Factors” in our Annual Report on Form 10-K filed with the SEC for the most recent year, in any applicable prospectus supplement and in our filings with the SEC, including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, together with all of the other information included in this prospectus supplement and any prospectus supplement and the other information incorporated by reference herein and therein. These risks are not the only ones facing us. Additional risks not currently known to us or that we currently deem immaterial also may impair or harm our business and financial results. Statements in or portions of a future document incorporated by reference in this prospectus supplement, including, without limitation, those relating to risk factors, may update and supersede statements in and portions of this prospectus supplement or such incorporated documents. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

If you purchase shares of Common Stock in this offering, you will suffer immediate dilution of your investment.

The shares of Common Stock sold in this offering, if any, will be sold from time to time at various prices. However, the offering price of our shares of Common Stock may be substantially higher than the net tangible book value per share of Common Stock. Therefore, if you purchase shares of our Common Stock in this offering, you may pay a price per share that substantially exceeds our net tangible book value per share after this offering. After giving effect to the sale of shares of our Common Stock for net proceeds in the aggregate amount of approximately $[9,625,000], at an assumed offering price of $5.455 per share, the last reported sale price of our Common Stock on the Nasdaq on June 23, 2026, after deducting commissions and estimated aggregate offering expenses payable by us, you will experience immediate dilution of $[3.26] per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2026 after giving effect to this offering and the assumed offering price of $5.455 per share. See “Dilution” in this prospectus supplement for a more detailed illustration of the dilution you would incur if you participate in this offering.

The amount of net proceeds, if any, we receive from this offering is uncertain.

There is no certainty that gross proceeds of $10,000,000 will be raised under the offering. Wainwright has agreed to use its commercially reasonable efforts to sell, on our behalf, the Common Stock we request to be sold, but we are not required to request the sale of the maximum amount offered or any amount and, if we request a sale, Wainwright is not obligated to purchase any shares of Common Stock that are not sold. As a result of the offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by us, we may raise substantially less than the maximum total offering amount or nothing at all.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from the offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from the offering in a manner that does not produce income or that loses value.

You may experience future dilution as a result of future equity offerings or other equity issuances.

We cannot assure you that we will not need to raise substantial capital in addition to the amounts we may raise in this offering. In order to raise such capital, we may in the future offer and issue additional shares of our Common Stock or other securities convertible into or exchangeable for shares of our Common Stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering from time to time, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Common Stock or other securities convertible into or exchangeable for our Common Stock in future transactions may be higher or lower than the price per share in this offering.

The actual number of shares we will issue under the Sales Agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver a placement notice to Wainwright at any time throughout the term of the Sales Agreement or not at all. The number of shares that are sold by Wainwright after delivering a placement notice will fluctuate based on the market price of our Common Stock during the sales period and limits we set with Wainwright. Because the price per share of each share of Common Stock sold will fluctuate based on the market price of our Common Stock during the sales period, and because the amount of Common Stock to be sold, if any, is within our discretion, it is not possible to predict the number of shares of Common Stock that will be ultimately issued, if any.

The shares of common stock offered hereby will be sold in “at the market offerings,” and investors who buy our common stock at different times will likely pay different prices.

Investors who purchase shares of our Common Stock in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.

Sales of a substantial number of shares of our Common Stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, a substantial amount of our Common Stock in the public market, the market price of our Common Stock could decline significantly. If a substantial number of shares of Common Stock underlying these convertible securities are sold, or if it is perceived that these will be sold in the public market, it could have an adverse impact on the market price of our Common Stock. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock.

We do not currently intend to pay dividends on our Common Stock in the foreseeable future, and consequently, any gains from an investment in our Common Stock will likely depend on appreciation in the price of our Common Stock.

We have never declared or paid cash dividends on our Common Stock and do not anticipate paying any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that our Common Stock will appreciate in value or even maintain the price at which the stockholders have purchased their shares.

S-4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base prospectus, any related free writing prospectus, and the information incorporated by reference herein and therein contain express or implied statements that are based on our management’s belief and assumptions and on information currently available to our management are considered forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts are forward-looking statements, including statements regarding our future results of operations or of our financial position, business strategy, plans and objectives of management for future operations, or state other forward-looking information. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

These forward-looking statements are neither promises nor guarantees of future performance and relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control, that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements, including, without limitation the risk factors and cautionary statements described in other documents that we file from time to time with the SEC, specifically under “Item 1A. Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K and the section of any accompanying prospectus supplement entitled “Risk Factors,” as may be updated by our subsequent Quarterly Reports on Form 10-Q and other filings we make with the SEC.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and are not guarantees of future performance. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this prospectus or the respective dates of documents incorporated by reference herein that include forward-looking statements.

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USE OF PROCEEDS

We plan to use the net proceeds of this offering to be used for general working capital purposes and potential acquisitions.

The amount of proceeds from this offering will depend upon the number of shares of our common stock sold and the market price at which they are sold. There can be no assurance that we will be able to sell any shares of our common stock under or fully utilize the Sales Agreement with the Sales Agent as a source of financing.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

The following is a brief summary of certain terms and conditions of the securities being offered in this offering and does not purport to be a complete description of the rights and obligation of the parties thereunder.

Common Stock

Under our Articles of Incorporation, as amended, to which we refer as our “charter,” our currently authorized capital stock consists of 50,000,000 shares of common stock, no par value. As of June 24, 2026, we had 14,025,468 shares of common stock outstanding.

DILUTION

If you purchase Common Stock in this offering, you will experience dilution to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our Common Stock immediately after this offering. Our net tangible book value as of March 31, 2026, was approximately $25.2 million, or approximately $1.80 per share. Net tangible book value per share represents our total tangible assets less total liabilities as of March 31, 2026 divided by the number of Common Stock outstanding as of March 31, 2026.

After giving effect to the assumed sale by us of $10,000,000 aggregate sales price of our Common Stock in this offering at an assumed public offering price of $[__] per share (the last reported sale price of our Common Stock on the Nasdaq on May 28, 2026), and after deducting the estimated fees and commissions and estimated offering expenses payable by us (estimated at approximately $375,000), our as adjusted net tangible book value as of March 31, 2026 would have been approximately $34.8 million or approximately $[___] per share. This represents an immediate increase in net tangible book value of approximately $[0.40] per share to existing shareholders and an immediate dilution of approximately $[___] per share to new investors. The following table illustrates this per share dilution:

Assumed offering price per share		$	[___]
Historical net tangible book value per share as of March 31, 2026	$
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share after this offering		$
Dilution per share to new investors		$

The table above assumes for illustrative purposes that an aggregate of [1,833,180] shares of Common Stock are sold at an assumed offering price of $5.455 per share, the last reported sale price of our Common Stock on the Nasdaq on June 23, 2026, for aggregate gross proceeds of $10,000,000. The shares, if any, sold in this offering will be sold from time to time at various prices. Each $1.00 increase in the assumed offering price of $[__] per share would increase our as adjusted net tangible book value per share after this offering by $[__] per share and decrease the dilution to investors purchasing shares in this offering by $[__] per share, in each case assuming the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus supplement, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table are based on [___] shares of Common Stock outstanding as of March 31, 2026.

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PLAN OF DISTRIBUTION

We have entered into the Sales Agreement with Wainwright, under which we may issue and sell our Common Stock having an aggregate gross sales price of up to $10,000,000 from time to time through Wainwright acting as a sales agent. The Sales Agreement provides that sales of our Common Stock, if any, under this prospectus supplement may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our Common Stock, or any other existing trading market in the United States for our Common Stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. The Sales Agreement has been filed as an exhibit to our registration statement on Form S-3 of which this prospectus supplement forms a part.

Wainwright will offer the Common Stock subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by us and Wainwright on any day that: (i) is a trading day for the Nasdaq; (ii) we have instructed Wainwright by telephone to make such sales; and (iii) we have satisfied the conditions under Section 6 of the Sales Agreement. We will designate the maximum number of shares of Common Stock to be sold through Wainwright on a daily basis. Subject to the terms and conditions of the Sales Agreement, Wainwright will use its commercially reasonable efforts to sell on our behalf all of the shares of Common Stock so designated or determined. We or Wainwright may suspend the offering of shares of Common Stock being made through Wainwright under the Sales Agreement upon proper notice to the other party.

We will pay Wainwright commissions, in cash, for its services in acting as agent in the sale of our Common Stock. Wainwright will be entitled to a placement fee of 3.0% of the gross sales price of the shares sold. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse Wainwright for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed $50,000, as provided in the Sales Agreement, and up to $3,500 per due diligence update session for its legal counsel’s fees. We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to Wainwright under the terms of the Sales Agreement, will be approximately $[___].

Settlement for sales of our Common Stock will occur at or prior to 10:00 a.m. (New York City time) on the first trading day following delivery of the shares issued (or such shorter settlement cycle as may be in effect under the Exchange Act from time to time), or at some other time that is agreed upon by us and Wainwright in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our Common Stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Wainwright may agree upon.

Wainwright will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell on our behalf all of the Common Stock requested to be sold by us, subject to the conditions set forth in the Sales Agreement. In connection with the sale of the Common Stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Wainwright against certain civil liabilities, including liabilities under the Securities Act.

The offering of our Common Stock pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein.

To the extent required by Regulation M, Wainwright will not engage in any market making activities involving our Common Stock while the offering is ongoing under this prospectus supplement. Wainwright and its affiliates may in the future provide various advisory, investment and commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees, although we have no current agreements to do so. In addition, in the ordinary course of its various business activities, Wainwright and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Wainwright or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Nasdaq has authorized, upon official notice of issuance, the listing of the Common Stock offered hereunder.

This prospectus supplement in electronic format may be made available on a website maintained by Wainwright and Wainwright may distribute this prospectus supplement electronically.

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LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus supplement will be passed upon for us by Sichenzia Ross Ference Carmel LLP, New York, New York. Ellenoff Grossman & Schole LLP, New York, New York, is serving as counsel for the Sales Agent in connection with this offering.

EXPERTS

Our consolidated financial statements as of March 31, 2026 and 2025 and for each of the years then ended, incorporated by reference in this prospectus supplement, have been audited by Suri & Co. Chartered Accountants, an independent registered public accounting firm, as set forth in the report thereon, and is incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act and does not contain all of the information set forth or incorporated by reference in the registration statement. Whenever a reference is made in this prospectus supplement to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus supplement for a copy of such contract, agreement or other document. Neither we nor any agent, underwriter or dealer has authorized any person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front page of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of the securities offered by this prospectus supplement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet on the SEC’s website at http://www.sec.gov.

Copies of certain information filed by us with the SEC are also available on our website at https://www.fatpipeinc.com. The information contained in or accessible from our website is not a part of this prospectus supplement, nor is such information incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities. We have included our website address in this prospectus supplement solely as an inactive textual reference.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is an important part of this prospectus supplement. The information incorporated by reference into this prospectus supplement is deemed to be part of this prospectus supplement, and any information filed with the SEC after the date of this prospectus supplement will automatically be deemed to update and supersede information contained in this prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus supplement:

●	our Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the SEC on May 18, 2026;

●	our Current Reports on Form 8-K filed with the Commission on May 18, 2026, and;

●	the description of our common stock contained in the prospectus on Form 424B4 (File No: 333-280925) filed with the Commission on April 9, 2025.

We also incorporate by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of this prospectus supplement but prior to the termination of the offerings covered by this prospectus supplement. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules (unless we specifically state in such furnished material that such document or information is incorporated into the registration statement of which this prospectus supplement is a part).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying base prospectus is delivered, upon written or oral request, a copy of any or all of the report or documents incorporated by reference, including exhibits to these documents. Any such request may be made by writing or calling us at the following mailing address or phone number:

FatPipe, Inc.

392 East Winchester Street, Fifth Floor, Salt Lake City, UT 84107

(801) 281-3434

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Up to $10,000,000

FATPIPE, INC.

Common Stock

PROSPECTUS SUPPLEMENT

H.C. Wainwright & Co.

         , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses, other than the underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the securities being registered. All the amounts shown, except the SEC registration fee, are estimates.

SEC registration fee	$	[___]
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		[___]
Transfer agent and registrar fees and expenses		*
Trustee fees and expenses		*
Printing and miscellaneous expenses		*
Total	$	[___]

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

Item 15. Indemnification of Officers and Directors

FatPipe, Inc. is incorporated under the laws of the State of Utah. Section 16-10a-902 of the Utah Revised Business Corporation Act (the “UBCA”) provides that, unless limited by its articles of incorporation, a Utah corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation, against reasonable expenses incurred by the director in connection with the proceeding. Section 16-10a-902 of the UBCA provides that a corporation may indemnify an individual, who is a party to a proceeding because the individual is a director, against liability incurred in the proceeding if: (a) the director conducted himself or herself in good faith; (b) he or she reasonably believed that his or her conduct was in, or not opposed to, the corporation’s best interests; and (c) in the case of any criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful. In addition, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation: (i) to the same extent as a director; and (ii) if he or she is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for: (A) liability in connection with a proceeding by or in the right of the corporation other than for expenses incurred in connection with the proceeding; or (B) liability arising out of conduct that constitutes: (I) receipt by the officer of a financial benefit to which he is not entitled; (II) an intentional infliction of harm on the corporation or the stockholders; or (III) an intentional violation of criminal law.

Our Articles of Incorporation and Bylaws include provisions requiring us to indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason that he or she, or his or her testator or intestate, is or was a director or officer of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company, but the Articles of Incorporation provide that such limitation of liability does not extend to (a) the amount of a financial benefit received by a director to which he or she is not entitled, (b) an intentional infliction of harm on the Company, or (c) a violation of Section 16-10a-842 of the UBCA.

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Item 16. Exhibits

Exhibit Number	Description of Document

1.1*	At The Market Offering Agreement, dated as of June [__], 2026, between FatPipe, Inc. and H.C. Wainwright & Co., LLC.

4.3*	Form of Indenture.

4.4*	Form of Senior Note.

4.5*	Form of Subordinated Note.

5.1*	Opinion of Sichenzia Ross Ference Carmel LLP relating to base prospectus.

5.2*	Opinion of Sichenzia Ross Ference Carmel LLP relating to at the market offering agreement prospectus supplement.

23.1*	Consent of Suri & Co.

23.2*	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1).

23.3*	Consent of Sichenzia Ross Ference Carmel LLP relating to at the market offering agreement prospectus supplement (included in Exhibit 5.2)

24.1	Power of Attorney (included on Signature Page)

25.1**	Statement of Eligibility of Trustee under the Indenture.

107*	Filing Fee Table.

*	To be filed by amendment or by a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference, if applicable.

**	To be filed, if applicable, in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement or are contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

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(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Salt Lake City, UT, on June 25, 2026.

FATPIPE, INC.

By:	/s/ Ragula Bhaskar
Name:	Ragula Bhaskar
Title:	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ragula Bhaskar, as his or her true and lawful attorneys-in-fact and agents, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all-post effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ragula Bhaskar, Ph.D.	Co-Founder, Chief Executive Officer, Chairman of the Board of Directors, and Director	June 25, 2026
Ragula Bhaskar, Ph.D.	(Principal Executive Officer)

/s/ Sanchaita Datta	Co-Founder, President, Chief Technical Officer Director	June 25, 2026
Sanchaita Datta

/s/ Eric Sherb	Chief Financial Officer (Principal Accounting Officer)	June 25, 2026
Eric Sherb

/s/ I. Bobby Majumder	Director	June 25, 2026
Bobby Majumder

/s/ Ajay Tandon	Director	June 25, 2026
Ajay Tandon

/s/ Jean Turgeon	Director	June 25, 2026
Jean Turgeon

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